PHOENIX MOTOR INC.
1500 Lakeview Loop
Anaheim, CA 92807

May 16, 2022

Division of Corporate Finance

Office of Manufacturing
United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	SiSi Cheng/ Hugh West Jennifer Angelini/ Anne Parker

Re:	Phoenix Motor Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed May 6, 2022 File No. 333-261384

Dear Ladies and Gentlemen,

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of May 10, 2022 with respect to the Amendment No. 6 to Registration Statement on Form S-1 (the “S-1”) filed on May 6, 2022 by Phoenix Motor Inc. (the “Company”). For your convenience, the text of the Staff’s comment is set forth below followed by the Company’s response.

Amendment No. 6 to Form S-1

Cover Page

1.	We note your disclosure on page 27 that SPI Energy, Ltd will beneficially own 81.4% of the company's shares and will continue to exercise effective control over the company after the offering. Please disclose on the prospectus cover and in the summary (i) the percent of the voting power that SPI Energy, Ltd will control after completion of the offering, (ii) that you will be considered to be a controlled company, and (iii) whether you intend to take advantage of the controlled company exemptions under the Nasdaq rules.

Company Response: In response to the Staff’s comment, we have revised disclosures on the prospectus cover and in the summary.

Description of Securities

General, page 87

2.	We note your response to prior comment 10. There continues to be an apparent inconsistency in the par value of your common stock, disclosed as $0.0004 throughout the prospectus, but identified as $0.0001 in Exhibit 3.5; please reconcile. We note that the stock splits described here relate to issued and outstanding shares, and thus do not appear to affect your authorized share capital or par value. Please revise the final sentence of this subsection to clearly state this, or consider deleting.

Company Response: In response to the Staff’s comment, we have filed as Exhibit 3.7 to this Amendment to the S-1 the “Certificate of Correction to the Second Amendment to the Amended Certificate of Incorporation” and revised the final sentence of the subsection to clarify.

Exhibits

3.	Please refile Exhibit 3.6 in the proper text-searchable format. Please refer to Section 5.2.3.6 of the EDGAR File Manual (Volume II) EDGAR Filing (Version 61, March 2022) and Item 301 of Regulation S-T.

Company Response: In response to the Staff’s comment, we have refiled Exhibit 3.6 in the text-searchable format.

4.	Please revise the registration fee table to describe the underwriter warrant consistently with the prospectus. Additionally revise page 10 of the prospectus summary to disclose the number of shares issuable upon exercise of the underwriter warrant.

Company Response: In response to the Staff’s comment, we have revised the registration fee table and page 10 of the prospectus summary.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email me at 909-987-0815, chrisw@phoenixmotorcars.com. Thank you for your time and attention to this filing.

Sincerely,

Phoenix Motor Inc.

/s/ W. Chris Wang
Name: W. Chris Wang
Title: Chief Financial Officer